

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2023

Frank Sorrentino
Chief Executive Officer
ConnectOne Bancorp, Inc.
301 Sylvan Avenue
Englewood Cliffs, New Jersey 07632

> **Re: ConnectOne Bancorp, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 13, 2023**
> **File No. 001-40751**

Dear Frank Sorrentino:

We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

Definitive Proxy Statement on Schedule 14A Filed April 13, 2023

Pay Versus Performance Table for 2022, page 43

1. We note that you have labeled multiple columns as "(e)" in your pay versus performance table. Please ensure that you sequentially label the columns.

2. We note that you have included Core Return on Average Assets, a non-GAAP measure, as your Company-Selected Measure pursuant to Regulation S-K Item 402(v)(2)(vi). Please ensure that you provide disclosure showing how this number is calculated from your audited financial statements, as required by Regulation S-K Item 402(v)(2)(v). If the disclosure appears in a different part of the definitive proxy statement, you may satisfy the disclosure requirement by a cross-reference thereto; however, incorporation by reference to a separate filing will not satisfy this disclosure requirement.

3. It appears that you have not provided the relationship disclosures required by Regulation S-K Item 402(v)(5). Please ensure that you provide this required disclosure in its entirety. Although you may provide this information graphically, narratively, or a combination of the two, this disclosure must be separate from the pay versus performance table required by Regulation S-K Item 402(v)(1) and must provide a clear description of each separate relationship indicated in Regulation S-K Item 402(v)(5)(i)-(iv). Please note, it is not sufficient to state that no relationship exists, even if a particular measure is not used in setting compensation.

Please contact Alexandra Barone at 202-551-8816 or Charlie Guidry at 202-551-3621 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc:     Robert A. Schwartz